AAA ENERGY OPPORTUNITIES FUND LLC

1285 Avenue of the Americas, 13th Floor

New York, NY 10019

March 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Notice of Disclosure Filed pursuant to Section 13(r) of the Securities Exchange Act of 1934 (the “Exchange Act”)

Ladies and Gentlemen:

This notice is being made as a result of the undersigned’s affiliation with another Exchange Act filer.  Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that AAA Energy Opportunities Fund LLC has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 28, 2013.

The disclosure therein does not relate to any activities conducted by the undersigned.

Very truly yours,

AAA Energy Opportunities Fund LLC

By:	Sydling Futures Management LLC,
its Commodity Pool Operator and Trading Manager

	By:	/s/ Jerry Pascucci
Jerry Pascucci
President and Director